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Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
November 23, 2005

AIS-CP 149/2005

November 23, 2005

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS073A)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS. 05/2622 of TMB Bank Plc. on November 22, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS073A), the details are shown in the referenced letter.

Referenced Letter

IVS 05/2622

November 22, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS073A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2002, DUE 2007 would like to announce that the registered book of AIS073A will be closed from 12.00 on December 7, 2005 for the right to receive the interest for the period # 15. AIS073A will be paid the interest on December 21, 2005 with interest rate 5.25 % from the period of September 21, 2005 to December 20, 2005 for 91 days.

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